                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)


                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3921A175              SCHEDULE 13D                  PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175             SCHEDULE 13D                   PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175              SCHEDULE 13D                  PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175              SCHEDULE 13D                  PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT COMMUNICATIONS LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175               SCHEDULE 13D                 PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT CROSSING LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MAURITIUS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                                               Page 7 of 9 Pages


This Amendment No. 5 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on January 12, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004 and Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended to include the following new paragraphs:

     On December 10, 2004, the Issuer entered into an amendment of the existing Restructuring Agreement among the Issuer, GCUK and certain of its affiliates and STT Crossing and certain of its affiliates (the "Restructuring Agreement Amendment"). The Restructuring Agreement Amendment requires the indenture for the $250 million principal amount of 4.7% Convertible Notes of the Issuer (the "GCL Convertible Notes") to provide
     (1) that the number of common shares into which the GCL Convertible Notes are convertible shall not be increased to a number greater than the quotient obtained by dividing the principal amount of such notes by $15.85, as adjusted for stock splits, stock combinations, mergers, consolidations, spinoffs and other similar changes to the Issuer's capital structure, unless and until the shareholders of the Issuer have approved the anti-dilution provisions otherwise applicable to the GCL Convertible Notes (the "Anti-Dilution Provisions"), (2) that the Issuer shall convene a shareholders' meeting by March 1, 2005 for the purpose of approving the Anti-Dilution Provisions, and (3) that the Issuer shall not issue any common shares or securities exchangeable or convertible into common shares until such shareholders' meeting has been held.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Restructuring Agreement Amendment is qualified in its entirety by reference to the Restructuring Agreement Amendment, a copy of which is attached as an exhibit to this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Amendment No. 1 to Restructuring Agreement dated December 10, 2004 (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 13, 2004).

                                                               Page 8 of 9 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 21, 2004

                                        TEMASEK HOLDINGS (PRIVATE) LIMITED


                                        By /s/ Jeffrey Chua
                                           -------------------------------------
                                           Name:  Jeffrey Chua
                                           Title: Director (Legal/Secretariat)



                                        SINGAPORE TECHNOLOGIES PTE LTD


                                        By /s/ Chua Su Li
                                           -------------------------------------
                                           Name:  Chua Su Li
                                           Title: Company Secretary



                                        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                                        By /s/ Pek Siok Lan
                                           -------------------------------------
                                           Name:  Pek Siok Lan
                                           Title: Company Secretary



                                        STT COMMUNICATIONS LTD


                                        By /s/ Pek Siok Lan
                                           -------------------------------------
                                           Name:  Pek Siok Lan
                                           Title: Company Secretary



                                        STT CROSSING LTD


                                        By /s/ Pek Siok Lan
                                           -------------------------------------
                                           Name:  Pek Siok Lan
                                           Title: Director

                                                               Page 9 of 9 Pages


                                  EXHIBIT INDEX

1. Amendment No. 1 to Restructuring Agreement dated December 10, 2004 (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 13, 2004).